February 6, 2014

Via E-Mail

Mr. Benjamin Phippen
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:             ESSA Bancorp, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 16, 2013
  File No. 001-33384

Dear Mr. Phippen:

The letter replies to your letter of January 13, 2014 providing comments on the above-referenced filing for ESSA Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 1. Business

Allowance for Loan Losses, page 10

1.
We note your presentation of the “allowance for loan losses to non-performing loans” and the “allowance for loan losses to total loans” on page 11 and elsewhere through your Form 10-K which appears to have been significantly impacted by the accounting treatment for loans acquired in the merger with First Star Bank, in which these loans were recorded at fair value with no carryover of the allowance for loan losses.  Please tell us the amount of loans acquired in the First Star Bank merger that are included in the denominator of these ratios for which there is no corresponding allowance in the numerator.  If the impact to the ratios is significant, please provide us with, and enhance your disclosure in future filings to include, quantification of these amounts and incorporate these factors into your related asset quality MD&A discussions.  Similarly, in the event that the accounting related to your purchased loans has a material impact on any other credit quality ratios and/or trends, please ensure that your disclosure quantifies the impact and explains that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by purchase accounting.

Mr. Benjamin Phippen
February 6, 2014

Response:  Loans acquired by ESSA Bancorp, Inc. (the Company) from First Star Bank during the merger of the two companies, which closed on July 31, 2012, were recorded at fair value on the purchase date without the carryover of any related allowance for loan losses as previously disclosed in the Company’s Form 10-K for the fiscal year ended September 30, 2012. At each reporting date subsequent to their purchase, these loans have been included in the Company’s evaluation of the adequacy of its allowance for loan losses. At September 30, 2012, there were $207.1 million of former First Star loans, without an accompanying allowance for loan loss, in the denominator of the allowance for loan losses to total loans ratio. These loans were a significant factor in the decline of this ratio from 1.09% at September 30, 2011 to 0.76% at September 30, 2012. At September 30, 2013, there were $155.4 million of former First Star loans in the denominator of the loan loss to total loans ratio. At September 30, 2013 there was an allowance for loan losses of $257,000 related to one of these loans that was included in the numerator. These loans were not a significant factor in the increase in the allowance for loan losses to total loans ratio from 0.76% at September 30, 2012 to 0.86% at September 30, 2013. The Company’s treatment of these loans was consistent for both the 2012 and 2013 periods. At September 30, 2012, there were $9.4 million of former First Star loans, without an accompanying allowance for loan losses, in the denominator of the allowance for loan losses to non-performing loans (ALL to NPL) ratio. These loans were a significant factor in the decline in the ALL to NPL ratio from 71.04% at September 30, 2011 to 30.12% at September 30, 2012.  At September 30, 2013, there were $7.3 million of former First Star loans in the denominator of the ALL to NPL ratio. At September 30, 2013 there was an allowance for loan losses of $257,000 related to one of these loans that was included in the numerator. These loans were not a significant factor in the increase in the ALL to NPL ratio to 33.79% at September 30, 2013 from 30.12% at September 30, 2012. The Company’s treatment of these loans was consistent for both the 2012 and 2013 periods. The Company will revise its disclosure in future filings to include quantification of these amounts and will incorporate these factors into its related asset quality management’s discussion and analysis disclosure, to the extent material.

2.
We note your disclosure on page 11 describing the change in your charge-off and allowance for loan loss policies.  Your disclosure states that while the Company does not believe that the additional charge-offs that resulted from this change in policy reflected any deterioration of the credit quality of the Company’s loan portfolio, these charge-offs did, however, reduce the balance of the allowance for loan losses by a corresponding amount.  In order for us to better understand the impact of this change on your charge-off and allowance for loan loss related disclosures and trends please quantify the impact that this change had on your charge-offs and allowance for loan losses and provide us with an enhanced discussion of any impact that this change had on comparability between the periods presented in your filing.  In addition, please revise future filings accordingly to address this comment.

Mr. Benjamin Phippen
February 6, 2014

Response:  As previously disclosed in the Company’s Form 10-K for the year ended September 30, 2012, the Company’s primary federal bank regulator changed in 2011. During April and May of 2012, the Company’s banking subsidiary, ESSA Bank & Trust (Bank), underwent its first safety and soundness exam conducted by its new federal bank regulator. Prior to the 2012 exam, the Bank would allocate a specific portion of its total allowance for loan losses (ALL) to any potential loss that was determined during the Bank’s review of its individual impaired loans, consistent with the former bank regulator’s practice.  The Bank would continue to work with loan customers in an attempt to reach work out solutions until liquidation of collateral or foreclosure appeared eminent, at which time any deficiency would be charged off to the allowance for loan losses.  During the 2012 exam, it was suggested by the new federal bank regulator that potential losses determined during the Bank’s impairment analysis should be charged off when the loan became 180 days delinquent, the concept being that any work out solutions were unlikely after a prolonged delinquency. This change in methodology resulted in approximately $1.9 million in loan charge offs during the year ended September 30, 2012. These additional charge-offs were a significant factor in the increase in the net charge-offs to average loans outstanding ratio to 0.44% at September 30, 2012 from 0.18% at September 30, 2011. The Bank has continued this practice regarding the timing of charge-offs since the 2012 exam. This methodology was not a significant factor in the decrease in the net charge-offs to average loans outstanding ratio to 0.32% at September 30, 2013 from 0.44% at September 30, 2012. The Company’s charge-off methodology was consistent for both the 2012 and 2013 periods. Future filings will include disclosure of this change to provide better comparability between the periods presented.

Notes to the Consolidated Financial Statements

Note 5. Loans Receivable, page F-24

3.
We note your disclosure on page F-25 that during 2013 you recognized the remaining $1.098 million of accretion on your purchased credit-impaired loans acquired from First Star Bank.  We also note your disclosure that the fair value of these purchased credit impaired loans was $7.3 million at acquisition date (July 31, 2012), that the carrying value was $7.1 and $7.5 million at September 30, 2013 and September 30, 2012, and that there were no material increases or decreases in expected cash flows for these loans between the acquisition date and September 30, 2013.  Considering these factors, your accounting policy as disclosed on page F-12 and the guidance in ASC 310-30-35, please explain to us, in detail, how you determined that the recognition of the remaining accretable yield of $1.098 million in 2013 was appropriate.

Mr. Benjamin Phippen
February 6, 2014

Response:  As part of our acquisition of First Star Bank as of July 31, 2012 we acquired $212.1 million in loans.  Prior to the acquisition, a significant amount of time was spent by the Company, with the assistance of a contracted, third party loan review team, reviewing credit files, internal loan reports, outside loan reviews, regulatory reports and correspondence, board minutes, credit policies, certain ALLL reports and various other credit-oriented materials made available by First Star Bank.  As a result of these reviews it was determined by the Company that included in the $212.1 million of acquired loans were loans with deteriorated credit quality with contractual cash flows of $13.9 million, including $968,000 of contractual interest due.  The fair value of those loans was $7.3, net of an accretable discount of $1.4 million and a non-accretable discount of $5.2 million.  These loans consisted primarily of commercial real estate and commercial loans.  When acquired these loans were considered impaired and placed on non-accrual as a result of the initial due diligence noted above.  The findings from the initial due diligence were confirmed by a more thorough, post acquisition review conducted by the Company and a third party review consultant.  Based on our review of these impaired loans, our ability to collect all amounts due according to the contractual terms of the original loan agreement was unlikely and there was evidence of significant deterioration in credit quality. Our preliminary assumption was that liquidation of the collateral would likely be the primary source of repayment and that it would take on average twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation.  As a result of the preliminary assumption, the accretable discount was set to accrete over a twelve month time period.  Shortly after the completion of the acquisition, the Company’s loan officers began contacting the borrowers to meet those customers, gain an understanding of the status of the loan relationship, and discuss repayment plans.  Our Company continues to monitor the status of the impaired loans, including those acquired with credit deterioration, with quarterly criticized asset reports prepared by the loan officer and submitted to the Management Loan Committee.  After the initial meetings with borrowers, we continued to believe that the borrowers would be unable to fulfill their obligations and proceeded to work with legal counsel to initiate and/or continue foreclosure proceedings on a majority of these loans.  In addition to foreclosing on eight loans (fourteen foreclosure proceedings still in process), eight additional loans were paid off.  For the remaining  loans, the borrowers’ ability to continue to make payments remains uncertain.  As management diligently worked through each individual loan, the Company approached the one-year anniversary of the acquisition of First Star and determined that the original estimate of twelve months for the resolution of all loans acquired with credit deterioration was no longer valid, however the accretable discount had been substantially recognized by this time.  Based on the insignificant amount of the remaining un-accreted discount and the uncertainty related to remaining loans acquired with credit deterioration, management decided to fully accrete the discount in accordance with its original assumptions.

Mr. Benjamin Phippen
February 6, 2014

4.
We note the tabular disclosure of your impaired loans on pages F-29 and F-30 indicating that the recorded investment and the unpaid principal balance of your impaired loans are substantially the same for each period presented.  We also note your disclosure on page 11 describing the recent changes to your charge-off and allowance for loan loss policies and your disclosure that you have recorded net charge-offs of $2.98 million and $3.4 million as of September 30, 2013 and September 30, 2012, respectively.  Considering these factors, and the FASB Master Glossary definition of “recorded investment” as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment compared to the definition of “unpaid principal balance,” which does not reflect any direct write-down of the investment, please confirm that these disclosures are appropriate and explain the underlying reasons to support this conclusion.

Alternatively, if you determine that the disclosures are not appropriate, please provide us with your proposed revised disclosures for future filings or tell us in detail why revisions are not necessary.

Response:  We have determined that in the Company’s tabular disclosure of impaired loans on pages F-29 and F-30, both the recorded investment and the unpaid principal balance columns, inadvertently reflect impaired loan balances that are net of related charge-offs. The Company will revise future filings to properly reflect the unpaid principal balance of impaired loans net of related charge-offs.

       The following proposed disclosure and tables are expected to be included as part of the Company’s Form 10-Q for the period ended December 31, 2013 and reflect the revised disclosure referenced above.

Mr. Benjamin Phippen
February 6, 2014

       The following table includes the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable. Also presented are the average recorded investments in the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired.

	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2013
With no specific allowance recorded:
Real Estate Loans
Residential	$9,842	$11,417	$—	$10,081	$56
Construction	—	—	—	—	—
Commercial	20,286	21,564	—	18,939	191
Commercial	898	929	—	793	3
Obligations of states and political subdivisions	—	—	—	—	—
Home equity loans and lines of credit	337	677	—	338	2
Other	—	—	—	—	—

Total	31,363	34,587	—	30,151	252

With an allowance recorded:
Real Estate Loans
Residential	3,237	3,345	545	3,003	35
Construction	—	—	—	—	—
Commercial	2,479	2,600	259	2,813	—
Commercial	—	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—
Other	—	—	—	—	—

Total	5,716	5,945	804	5,816	35

Total:
Real Estate Loans
Residential	13,079	14,762	545	13,084	91
Construction	—	—	—	—	—
Commercial	22,765	24,164	259	21,752	191
Commercial	898	929	—	793	3
Obligations of states and political subdivisions	—	—	—	—	—
Home equity loans and lines of credit	337	677	—	338	2
Other	—	—	—	—	—

Total Impaired Loans	$37,079	$40,532	$804	$35,967	$287

Mr. Benjamin Phippen
February 6, 2014

	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
September 30, 2013
With no specific allowance recorded:
Real Estate Loans
Residential	$11,251	$13,013	$—	$9,716	$159
Construction	—	—	—	—	—
Commercial	18,711	20,258	—	20,751	615
Commercial	722	731	—	1,034	9
Obligations of states and political subdivisions	—	—	—	—	—
Home equity loans and lines of credit	382	683	—	373	3
Other	—	—	—	18	—

Total	31,066	34,685	—	31,892	786

With an allowance recorded:
Real Estate Loans
Residential	3,038	3,221	518	2,655	74
Construction	—	—	—	—	—
Commercial	3,122	3,178	301	2,839
Commercial	—	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—
Other	—	—	—	—	—

Total	6,160	6,399	819	5,494	74

Total:
Real Estate Loans
Residential	14,289	16,234	518	12,371	233
Construction	—	—	—	—	—
Commercial	21,833	23,436	301	23,590	615
Commercial	722	731	—	1,034	9
Obligations of states and political subdivisions	—	—	—	—	—
Home equity loans and lines of credit	382	683	—	373	3
Other	—	—	—	18	—

Total Impaired Loans	$37,226	$41,084	$819	$37,386	$860

Mr. Benjamin Phippen
February 6, 2014

Note 16. Fair Value Measurements, page F -51

5.
We note the quantitative tabular disclosure of your assets measured at fair value on a nonrecurring basis on page F-53.  Considering the wide range of the unobservable inputs used for impaired loans and foreclosed real estate owned, please revise future filings to disclose the weighted average of the unobservable inputs.  Refer to ASC 820-10-55-103 for example disclosure.

Response:  With reference to the Company’s tabular disclosure of assets measured at fair value on a nonrecurring basis, the Company will revise future filings to disclose the weighted average of the unobservable inputs.

                  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (570) 422-0181 if you have any questions.

Very truly yours,

/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and Chief Financial Officer

cc:             John Spitz (SEC)
       Marc Levy